

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

January 30, 2018

<u>Via E-Mail</u>
Mr. John M. Stephens
Chief Financial Officer
The New Home Company Inc.
85 Enterprise, Suite 450
Aliso Viejo, CA 92656

      Re: The New Home Company Inc.
              Registration Statement on Form S-3
              Filed January 22, 2018
              File No. 333-222645

Dear Mr. Stephens:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

      You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

                      Very truly yours,

                      /s/ Pamela A. Long

                      Pamela A. Long
                      Assistant Director
                      Office of Manufacturing and Construction

cc: <u>Via E-Mail</u>
        Jeffrey E. Beck, Esq.
        Kevin Zen, Esq.

Snell & Wilmer L.L.P.
1 Arizona Center
400 East Van Buren Street
Phoenix, AZ 85004-2202